WYNDHAM WORLDWIDE CORPORATION
Pricing Term Sheet
Filed pursuant to Rule 433
Relating to
Prospectus Supplement dated February 23, 2011 to
Prospectus dated November 25, 2008
Registration Statement No. 333-155676
Final Term Sheet
$250,000,000 5.625% Notes due 2021

Issuer:	Wyndham Worldwide Corporation
Principal Amount:	$250,000,000
Title of Securities:	5.625% Notes due 2021
Trade Date:	February 23, 2011
Original Issue Date (Settlement Date):	March 1, 2011(1)
Maturity Date:	March 1, 2021
Interest Rate:	5.625% per annum
Price to Public:	99.134%
Yield to Maturity:	5.740%
Spread to Benchmark Treasury:	T + 225 basis points
Benchmark Treasury:	3.625% Notes due 2/15/2021
Benchmark Treasury Price / Yield:	101-04 / 3.490%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2011
Make-Whole Call:	At any time at a discount rate of Treasury plus 35 basis points
Gross Proceeds to Issuer:	$247,835,000

CUSIP / ISIN:	98310WAG3 / US98310WAG33
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.
Scotia Capital (USA) Inc.

Co-Managers:	nabSecurities, LLC
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
SMBC Nikko Capital Markets Limited

(1)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the 4th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.